SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                                  Phazar Corp.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   127107 20 9
                                   -----------
                                 (CUSIP Number)

                             David L. Renauld, Esq.
                            20 Industrial Drive East
                            South Deerfield, MA 01373
                                 (413) 665-8551
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 1, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 127107 20 9
                                                              Page 2 of 13 Pages


--------------------------------------------------------------------------------
1)        Names of Reporting Persons

          Telaxis Communications Corporation

          I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)

--------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------

4)        Source of Funds (See Instructions)
          OO

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          Not Applicable
--------------------------------------------------------------------------------

6)        Citizenship or Place of Organization

          Massachusetts
--------------------------------------------------------------------------------
                              (7)      Sole Voting Power

                                       470,250
                              --------------------------------------------------
         NUMBER OF
          SHARES              (8)      Shared Voting Power
        BENEFICIALLY
          OWNED BY                     Not Applicable
           EACH               --------------------------------------------------
         REPORTING
          PERSON              (9)      Sole Dispositive Power

           WITH                        470,250

                              --------------------------------------------------

                              (10)     Shared Dispositive Power

                                       Not Applicable

--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person

          470,250

--------------------------------------------------------------------------------
12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  [_]


--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)

          21.6%
--------------------------------------------------------------------------------

14)       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

 CUSIP NO. 127107 20 9
                                                             Pages 3 of 13 Pages


--------------------------------------------------------------------------------
1)        Names of Reporting Persons

          Young Design, Inc.

          I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)

--------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          WC

--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

          Not Applicable
--------------------------------------------------------------------------------

6)        Citizenship or Place of Organization

          Virginia
--------------------------------------------------------------------------------
                              (7)      Sole Voting Power

                                       470,250
                              --------------------------------------------------
         NUMBER OF
           SHARES             (8)      Shared Voting Power
        BENEFICIALLY
          OWNED BY                     Not Applicable
            EACH              --------------------------------------------------
         REPORTING
          PERSON              (9)      Sole Dispositive Power

           WITH                        470,250

                              --------------------------------------------------

                              (10)     Shared Dispositive Power

                                       Not Applicable
--------------------------------------------------------------------------------

11)       Aggregate Amount Beneficially Owned by Each Reporting Person

          470,250
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]


--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)

          21.6%
--------------------------------------------------------------------------------

14)       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

 CUSIP NO. 127107 20 9

                                                             Pages 4 of 13 Pages

--------------------------------------------------------------------------------
1)        Names of Reporting Persons

          Concorde Equity, LLC

          I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

2)        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)


--------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------

4)        Source of Funds (See Instructions)
          OO

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          Not Applicable
--------------------------------------------------------------------------------

6)        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------

                              (7)      Sole Voting Power

                                       Not Applicable
                              --------------------------------------------------
         NUMBER OF
           SHARES             (8)      Shared Voting Power
        BENEFICIALLY
          OWNED BY                     470,250
            EACH              --------------------------------------------------
         REPORTING
          PERSON              (9)      Sole Dispositive Power

           WITH                        Not Applicable

                              --------------------------------------------------

                              (10)     Shared Dispositive Power

                                       470,250
--------------------------------------------------------------------------------

11)       Aggregate Amount Beneficially Owned by Each Reporting Person

          470,250
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]


--------------------------------------------------------------------------------

13)       Percent of Class Represented by Amount in Row (11)

          21.6%
--------------------------------------------------------------------------------

14)       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

 CUSIP NO. 127107 20 9
                                                              Page 5 of 13 Pages

--------------------------------------------------------------------------------
1)        Names of Reporting Persons

          Robert E. Fitzgerald

          I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

2)        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)


--------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------

4)        Source of Funds (See Instructions)
          OO

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          Not Applicable
--------------------------------------------------------------------------------

6)        Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------


                              (7)      Sole Voting Power

                                       Not Applicable
                              --------------------------------------------------
         NUMBER OF
           SHARES             (8)      Shared Voting Power
        BENEFICIALLY
          OWNED BY                     470,250
            EACH              --------------------------------------------------
         REPORTING
          PERSON              (9)      Sole Dispositive Power

           WITH                        Not Applicable

                              --------------------------------------------------

                              (10)     Shared Dispositive Power

                                       470,250
--------------------------------------------------------------------------------

11)       Aggregate Amount Beneficially Owned by Each Reporting Person

          470,250
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]


--------------------------------------------------------------------------------

13)       Percent of Class Represented by Amount in Row (11)

          21.6%
--------------------------------------------------------------------------------

14)       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

 CUSIP NO. 127107 20 9

                                                              Page 6 of 13 Pages

--------------------------------------------------------------------------------
1)        Names of Reporting Persons

          Michael F. Young

          I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

2)        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)


--------------------------------------------------------------------------------
3)        SEC Use Only

--------------------------------------------------------------------------------

4)        Source of Funds (See Instructions)
          OO

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          Not Applicable
--------------------------------------------------------------------------------

6)        Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------


                              (7)      Sole Voting Power

                                       Not Applicable
                              --------------------------------------------------
         NUMBER OF
           SHARES             (8)      Shared Voting Power
        BENEFICIALLY
          OWNED BY                     470,250
            EACH              --------------------------------------------------
         REPORTING
          PERSON              (9)      Sole Dispositive Power

           WITH                        Not Applicable

                              --------------------------------------------------

                              (10)     Shared Dispositive Power

                                       470,250
--------------------------------------------------------------------------------

11)       Aggregate Amount Beneficially Owned by Each Reporting Person

          470,250
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]


--------------------------------------------------------------------------------

13)       Percent of Class Represented by Amount in Row (11)

          21.6%
--------------------------------------------------------------------------------

14)       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

 CUSIP NO. 127107 20 9

                                                              Page 7 of 13 Pages


Item 1.   Security and Issuer.
          --------------------

          This statement on Schedule 13D relates to the common stock, par value $.01 per share, of Phazar Corp., a Delaware corporation ("Phazar"). The principal executive offices of Phazar are located at 101 S.E. 25th Avenue, Mineral Wells, Texas 76067.

Item 2.   Identity and Background.
          ------------------------

          This statement on Schedule 13D is being filed by Telaxis Communications Corporation ("Telaxis"), Young Design, Inc. ("YDI"), Concorde Equity, LLC ("Concorde"), Robert E. Fitzgerald, and Michael
          F. Young (together, the "Reporting Parties" and each, a "Reporting Party").

          (I) Telaxis:

          Telaxis is a Massachusetts corporation with a principal business and principal office address of 8000 Lee Highway, Falls Church, VA 22042. The principal business of Telaxis is developing and supplying wireless communications equipment and systems. During the last five years, Telaxis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Telaxis was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Telaxis was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (II) YDI:

          YDI is a Virginia corporation with a principal business and principal office address of 8000 Lee Highway, Falls Church, VA 22042. The principal business of YDI is developing and supplying wireless communications equipment and systems. During the last five years, YDI has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, YDI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which YDI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (III) Concorde:

          Concorde is a Delaware limited liability company with a principal business and principal office address of 8000 Lee Highway, Falls Church, VA 22042. The principal business of Concorde is making equity investments in companies and real estate. During the last five years, Concorde has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 CUSIP NO. 127107 20 9
                                                              Page 8 of 13 Pages


          During the last five years, Concorde was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Concorde was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          (IV) Robert E. Fitzgerald:

               (a) The name of the individual filing this statement on Schedule 13D is Robert E. Fitzgerald.

               (b) Mr. Fitzgerald's business address is 8000 Lee Highway, Falls Church, VA 22042.

               (c) Mr. Fitzgerald is a Director and Chief Executive Officer of Telaxis, which has principal executive offices located at 8000 Lee Highway, Falls Church, VA 22042. Telaxis is a developer and supplier of wireless communications equipment and systems.

               (d) During the last five years, Mr. Fitzgerald has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, Mr. Fitzgerald was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Fitzgerald was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Fitzgerald is a United States citizen.

          (V) Michael F. Young:

               (a) The name of the individual filing this statement on Schedule 13D is Michael F. Young.

               (b) Mr. Young's business address is 8000 Lee Highway, Falls Church, VA 22042.

               (c) Mr. Young is a Director and President and Chief Technical Officer of Telaxis, which has principal executive offices located at 8000 Lee Highway, Falls Church, VA 22042. Telaxis is a developer and supplier of wireless communications equipment and systems.

               (d) During the last five years, Mr. Young has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 CUSIP NO. 127107 20 9

                                                              Page 9 of 13 Pages

               (e) During the last five years, Mr. Young was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Young was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Young is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          From February 23, 2002 through June 23, 2003, YDI purchased 202,457 shares of common stock of Phazar at prices ranging from $1.25 to $2.20 resulting in total holdings of 470,250 shares. These transactions were either open market transactions or negotiated transactions with other Phazar stockholders.

          As previously reported, from December 29, 2000 through February 22, 2002, YDI acquired an aggregate of 267,793 shares of common stock of Phazar at prices ranging from $1.125 to $2.00.

          The funds used to purchase the shares of common stock of Phazar came from YDI's working capital.

          YDI is currently a wholly-owned subsidiary of Telaxis. Concorde owns approximately 38.1% of the outstanding stock of Telaxis. Mr. Fitzgerald and members of his immediate family own approximately 73.9% of the membership interests of Concorde, and Mr. Fitzgerald is President and Managing Member of Concorde. Mr. Young owns approximately 31.1% of the outstanding stock of Telaxis.

Item 4.   Purpose of Transaction.
          -----------------------

          The shares of common stock of Phazar were purchased for investment purposes. Although no Reporting Party currently has any specific plan or proposal to acquire or dispose of Phazar common stock, each Reporting Party, at any time and from time to time, may acquire additional shares of Phazar common stock or dispose of any or all of its or his shares of Phazar common stock depending upon an ongoing evaluation of its or his investment in Phazar common stock, applicable legal restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Party, and/or other investment considerations.

          YDI is a customer of Phazar and intends to pursue discussions with Phazar to see if the business relationship between the companies can be improved and expanded. In addition, each Reporting Party may engage in communications with one or more other stockholders of Phazar, one or more officers of Phazar, one or more members of the Board of Directors of Phazar, and/or one or more other representatives of Phazar regarding Phazar, including but not limited to its operations, control, and management. Each Reporting Party may discuss ideas

 CUSIP NO. 127107 20 9
                                                             Page 10 of 13 pages

          that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D.

          Other than as described above, no Reporting Party currently has any plan or proposal which relates to, or would result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D, although each Reporting Party may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

                 See the information in Item 3 above.

                 (I) Telaxis:

               (a) As of the date of this statement on Schedule 13D, Telaxis beneficially owns 470,250 outstanding shares of Phazar common stock. Based on the 2,179,028 outstanding shares of Phazar common stock as shown on Phazar's most recent Quarterly Report on Form 10-Q, Telaxis beneficially owns approximately 21.6% of Phazar's common stock.

               (b) Telaxis has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of all the securities described in Item 5(I)(a) above.

               (c) Telaxis has not effected any transaction in Phazar common stock during the past 60 days, except as disclosed herein.

               (d) Not Applicable.

               (e) Not Applicable.

          (II) YDI:

               (a) As of the date of this statement on Schedule 13D, YDI beneficially owns 470,250 outstanding shares of Phazar common stock. Based on the 2,179,028 outstanding shares of Phazar common stock as shown on Phazar's most recent Quarterly Report on Form 10-Q, YDI beneficially owns approximately 21.6% of Phazar's common stock.

               (b) YDI has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of all the securities described in Item 5(II)(a) above.

               (c) YDI has not effected any transaction in Telaxis common stock during the past 60 days, except as disclosed herein.

               (d) Not Applicable.

 CUSIP NO. 127107 20 9
                                                                   Page 11 of 13

               (e) Not Applicable

          (III) Concorde:

               (a) As of the date of this statement on Schedule 13D, Concorde beneficially owns 470,250 outstanding shares of Phazar common stock. Based on the 2,179,028 outstanding shares of Phazar common stock as shown on Phazar's most recent Quarterly Report on Form 10-Q, Concorde beneficially owns approximately 21.6% of Phazar's common stock.

               (b) Concorde has the shared power to vote or to direct the vote and the shared power to dispose of or to direct the disposition of all the securities described in Item 5(III)(a) above.

               (c) Concorde has not effected any transaction in Phazar common stock during the past 60 days, except as disclosed herein.

               (d) Not Applicable.

               (e) Not Applicable

          (IV) Robert E. Fitzgerald:

               (a) As of the date of this statement on Schedule 13D, Mr. Fitzgerald beneficially owns 470,250 outstanding shares of Phazar common stock. Based on the 2,179,028 outstanding shares of Phazar common stock as shown on Phazar's most recent Quarterly Report on Form 10-Q, Mr. Fitzgerald beneficially owns approximately 21.6% of Phazar's common stock

               (b) Mr. Fitzgerald has the shared power to vote or to direct the vote and the shared power to dispose of or to direct the disposition of all the securities described in Item 5(IV)(a) above.

               (c) Mr. Fitzgerald has not effected any transaction in Phazar common stock during the past 60 days, except as disclosed herein.

               (d) Not Applicable.

               (e) Not Applicable.

          (V) Michael F. Young:

               (a) As of the date of this statement on Schedule 13D, Mr. Young beneficially owns 470,250 outstanding shares of Phazar common stock. Based on the 2,179,028 outstanding shares of Phazar common stock as shown on Phazar's most recent Quarterly Report on Form 10-Q, Mr. Young beneficially owns approximately 21.6% of Phazar's common stock

 CUSIP NO. 127107 20 9
                                                             Page 12 of 13 Pages


               (b) Mr. Young has the shared power to vote or to direct the vote and the shared power to dispose of or to direct the disposition of all the securities described in Item 5(V)(a) above.

               (c) Mr. Young has not effected any transaction in Phazar common stock during the past 60 days, except as disclosed herein.

               (d) Not Applicable.

               (e) Not Applicable.

          Each of the Reporting Parties does not affirm the existence of any group and disclaims membership in any group. Each of Concorde, Mr. Fitzgerald, and Mr. Young disclaims beneficial ownership of the 470,250 outstanding shares of Phazar common stock and any and all other Phazar securities held by Telaxis and YDI except to the extent of its or his pecuniary interest in those shares and other securities.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          The information set forth in Items 3 and 5 above is hereby incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          1. Joint Filing Agreement, dated as of June 23, 2003, among Telaxis Communications Corporation, Young Design, Inc., Concorde Equity, LLC, Robert E. Fitzgerald, and Michael F. Young (filed herewith).

 CUSIP NO. 127107 20 9

                                                             Page 13 of 13 Pages


Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2003                                Date: June 23, 2003

TELAXIS COMMUNICATIONS CORPORATION                 YOUNG DESIGN, INC.


By: /s/Robert E. Fitzgerald                        By: /s/ Robert E. Fitzgerald
   -----------------------------                      --------------------
Robert E. Fitzgerald,                              Robert E. Fitzgerald,
Chief Executive Officer                            Chief Executive Officer


Date: June 23, 2003                                Date: June 23, 2003

CONCORDE EQUITY, LLC


By:/s/Robert E. Fitzgerald                          /s/ Robert E. Fitzgerald
   -----------------------------                    -----------------------
Robert E. Fitzgerald,                               Robert E. Fitzgerald
President and Managing Member

Date: June 23, 2003



/s/ Michael F. Young
-------------------------------
Michael F. Young

Exhibit 1
                             JOINT FILING AGREEMENT

     The undersigned, being duly authorized thereunto, hereby execute this agreement for inclusion as an exhibit to a Schedule 13D with respect to the Common Stock, par value $.01 per share, of Phazar Corp. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file such Schedule 13D, and any amendments or supplements thereto, jointly on behalf of each such party.

Date: June 23, 2003                                 Date: June 23, 2003

TELAXIS COMMUNICATIONS CORPORATION                  YOUNG DESIGN, INC.


By: /s/ Robert E. Fitzgerald                        By: /s/ Robert E. Fitzgerald
----------------------------                        ----------------------------
Robert E. Fitzgerald,                               Robert E. Fitzgerald,
Chief Executive Officer                             Chief Executive Officer

Date: June 23, 2003                                 Date: June 23, 2003

CONCORDE EQUITY, LLC


By: /s/ Robert E. Fitzgerald                        /s/ Robert E. Fitzgerald
-----------------------------                       ------------------------
Robert E. Fitzgerald,                               Robert E. Fitzgerald
President and Managing Member

Date: June 23, 2003



/s/ Michael F. Young
--------------------
Michael F. Young